APPENDIX B

The following table sets forth as of March 6, 2026: (i) the number of Common Voting Shares and Class A Common Shares beneficially owned by each Reporting Person, excluding Common Shares beneficially owned by other Reporting Persons unless otherwise indicated, (ii) the aggregate number of Common Voting Shares and Class A Common Shares that may be deemed to be beneficially owned by each Reporting Person, including all Common Voting Shares subject to the Scripps Family Agreement, and (iii) the percentage of Common Voting Shares and Class A Common Shares that may be deemed to be beneficially owned by each Reporting Person. Except as otherwise noted in the table, each Reporting Person has (x) sole voting power (to the extent such shares are entitled to vote) with respect to the Class A Common Shares listed under column (i), (y) sole dispositive power with respect to the Common Voting Shares and Class A Common Shares listed under column (i), and (z) shared voting power with respect to the Common Voting Shares listed under column (ii).

Subject to the Scripps Family Agreement, each Common Voting Share is convertible at no cost and at any time into one Class A Common Share on a one-for-one basis. The aggregate number and percentage of Class A Common Shares (columns (ii) and (iii)) assumes the conversion of all Common Voting Shares into Class A Common Shares beneficially owned by the Reporting Person. The percentages of Common Voting Shares are based on 11,932,722 shares of the Issuer's Common Voting Shares reported as outstanding as of January 31, 2026 in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2025 (the "Form 10-K"). The percentages of Class A Common Shares are based on 77,096,119 of the Issuer's Class A Common Shares outstanding as of January 31, 2026, as reported in the Form 10-K.

Name	(i) Number of Common Voting Shares and Class A Common Shares Beneficially Owned (Excluding Shares Held by Other Reporting Persons)		(ii) Aggregate Number of Common Voting Shares and Class A Common Shares Beneficially Owned (Including All Common Voting Shares Subject to Scripps Family Agreement)		(iii) Aggregate Percentage of Class A Common Shares and Common Voting Shares Beneficially Owned	
	Common Voting Shares	Class A Common Shares	Common Voting Shares (1)	Class A Common Shares	Common Voting Shares	Class A Common Shares
Anne La Dow (2)	770,507	57,268	11,130,723	11,187,991	93.3%	12.7%
Anne M. La Dow Trust under Agreement dated 10/27/2011	39,552	3,649	11,130,723	11,134,372	93.3%	12.6%
Anthony S. Granado	115	34,660	11,130,723	11,165,383	93.3%	12.7%
Austin S. Heidt (3)	1	4,789	11,130,723	11,135,512	93.3%	12.6%
Barbara Victoria Scripps Evans (4)	771,866	0	11,130,723	11,130,723	93.3%	12.6%
Brittany Jean Scripps	10	0	11,130,723	11,130,723	93.3%	12.6%

Charles E. Scripps, Jr.	617,315	811,367	11,130,723	11,942,090	93.3%	13.5%
Charles L. Barmonde (5)	585,666	830,742	11,130,723	11,961,465	93.3%	13.5%
Cody Dubuc (6)	10,000	0	11,130,723	11,130,723	93.3%	12.6%
Corina S. Granado (7)	366,926	1,046,736	11,130,723	12,177,459	93.3%	13.8%
Crystal Vasquez Lozano	100	66	11,130,723	11,130,789	93.3%	12.6%
Cynthia J. Scripps	267,333	326,735	11,130,723	11,457,458	93.3%	13.0%
Douglas A. Evans (8)	40,884	0	11,130,723	11,130,723	93.3%	12.6%
Eaton M. Scripps	615,317	1,388,185	11,130,723	12,518,908	93.3%	14.2%
Eaton M. Scripps, Jr.	1,000	0	11,130,723	11,130,723	93.3%	12.6%
Edward W. Scripps, Jr.	617,296	683,915	11,130,723	11,814,638	93.3%	13.4%
Eli W. Scripps (9)	110,917	108,867	11,130,723	11,239,590	93.3%	12.7%
Elizabeth A. Logan (10)	801,997	980,036	11,665,389	12,645,425	97.8%	14.2%
Elizabeth Scripps	2	13,421	11,130,723	11,144,144	93.3%	12.6%
Ellen B. Granado	115	10,000	11,130,723	11,140,723	93.3%	12.6%
Ellen M. Scripps (11)	57,932	66	11,130,723	11,130,789	93.3%	12.6%
Ellen M. Scripps Revocable Trust dtd April 17, 2014, as thereafter amended or restated	57,932	66	11,130,723	11,130,789	93.3%	12.6%
Eva Scripps Attal	273,826	326,735	11,130,723	11,457,458	93.3%	13.0%
Exempt Trust fbo Bentleigh Cardin c/u the Careen Cardin Trust dated 11/26/2018	1,500	0	11,130,723	11,130,723	93.3%	12.6%
Exempt Trust fbo Bristol Cardin c/u the Careen Cardin Trust dated 11/26/2018	1,500	0	11,130,723	11,130,723	93.3%	12.6%
Gerald J. Scripps (12)	100,000	108,867	11,130,723	11,239,590	93.3%	12.7%
Geraldine Scripps Granado	116	50,000	11,130,723	11,180,723	93.3%	12.7%
J. Sebastian Scripps (13)	534,664	653,504	11,130,723	11,784,227	93.3%	13.4%
James Bryce Vasquez	100	0	11,130,723	11,130,723	93.3%	12.6%
Jenny Sue Scripps Mitchell	1	66	11,130,723	11,130,789	93.3%	12.6%
Jessica L. Hoerster	1	66	11,130,723	11,130,789	93.3%	12.6%
Jimmy R. Scripps	636,187	653,337	11,130,723	11,784,060	93.3%	13.4%
John P. Scripps (14)	57,931	66	11,130,723	11,130,789	93.3%	12.6%
John P. Scripps Trust Exempt Trust under agreement dated 2/10/77	32,921	0	11,130,723	11,130,723	93.3%	12.6%

John P. Scripps Trust under agreement dated 2/10/77 FBO Barbara Scripps Evans	232,678	0	11,130,723	11,130,723	93.3%	12.6%
John P. Scripps Trust FBO Paul K. Scripps under agreement dated 2/10/77	232,678	0	11,130,723	11,130,723	93.3%	12.6%
John P. Scripps Trust under agreement dated 2/10/77 FBO Peter M. Scripps	232,678	0	11,130,723	11,130,723	93.3%	12.6%
John Patrick Scripps (15)	1	33,530	11,130,723	11,164,253	93.3%	12.7%
John Peter Scripps 2013 Revocable Trust	57,931	66	11,130,723	11,130,789	93.3%	12.6%
Jonathan L. Scripps (16)	89,111	108,900	11,130,723	11,239,623	93.3%	12.7%
Julia Scripps Heidt (17)	267,330	322,965	11,130,723	11,453,688	93.3%	13.0%
Kendall S. Barmonde	1,000	0	11,130,723	11,130,723	93.3%	12.6%
Keon Korey Vasquez (18)	100	66	11,130,723	11,130,789	93.3%	12.6%
La Dow Family Trust under agreement dated 6/29/2004 (19)	271,237	0	11,130,723	11,130,723	93.3%	12.6%
Manuel E. Granado	115	10,000	11,130,723	11,140,723	93.3%	12.6%
Margaret S. Klenzing (20)	322,977	756,802	11,130,723	11,887,525	93.3%	13.5%
Marilyn J. Scripps	267,333	287,360	11,130,723	11,418,083	93.3%	12.9%
Mary Ann S. Sanchez (21)	590,087	653,337	11,398,056	12,051,393	95.5%	13.6%
Mary Peirce (22)	624,862	719,989	11,665,389	12,385,378	97.8%	14.0%
Maxwell Christopher Logan	1	0	11,130,723	11,130,723	93.3%	12.6%
McCabe A. Ballance (23)	125,137	0	11,130,723	11,130,723	93.3%	12.6%
Megan Scripps Tagliaferri	267,333	326,668	11,130,723	11,457,391	93.3%	13.0%
R. Michael Scagliotti	267,283	41,747	11,130,723	11,172,470	93.3%	12.7%
Molly E. McCabe	267,333	326,675	11,130,723	11,457,398	93.3%	13.0%
Monica Holcomb (previously held by The Monica Holcomb 2015 Trust) (24)	47,612	172,346	11,130,723	11,303,069	93.3%	12.8%
Nathaniel W. Heidt (25)	1	4,788	11,130,723	11,135,511	93.3%	12.6%
Paul K. Scripps (26)	730,955	130,313	11,130,723	11,261,036	93.3%	12.8%
Peggy Scripps Evans	2	7,500	11,130,723	11,138,223	93.3%	12.6%
Peter R. La Dow (27)	271,237	0	11,130,723	11,130,723	93.3%	12.6%
Raymundo H. Granado, Jr. (28)	115	158,407	11,130,723	11,289,130	93.3%	12.8%
Rebecca Scripps Brickner (29)	313,038	536,802	11,130,723	11,667,525	93.3%	13.2%
Robert S. Heidt III (30)	1	4,788	11,130,723	11,135,511	93.3%	12.6%
Robert P. Scripps, Jr. Irrevocable Trust for the benefit of Jacqueline	246,769	99,031	11,130,723	11,229,754	93.3%	12.7%

Scripps						
Robert R. Scripps, Jr. Irrevocable Trust for the benefit of Robert P. Scripps IV	284,631	99,031	11,130,723	11,229,754	93.3%	12.7%
Samantha J. Brickner	106	66	11,130,723	11,130,789	93.3%	12.6%
Savannah Brickner (31)	301	66	11,130,723	11,130,789	93.3%	12.6%
Shannon Leigh Howard	10	0	11,130,723	11,130,723	93.3%	12.6%
[The] Marital Trust of the La Dow Family Trust (subtrust of La Dow Family Trust)	266,771	0	11,130,723	11,130,723	93.3%	12.6%
Thomas S. Evans Irrevocable Trust under agreement dated 11/13/12	40,911	0	11,130,723	11,130,723	93.3%	12.6%
Tyler G. Scripps	1,000	0	11,130,723	11,130,723	93.3%	12.6%
Vanessa L. Sanchez	115	0	11,130,723	11,130,723	93.3%	12.6%
Veronica E. Sanchez	115	0	11,130,723	11,130,723	93.3%	12.6%
Virginia S. Vasquez (32)	798,383	640,201	11,130,723	11,770,924	93.3%	13.3%
Wendy E. Scripps	267,333	326,602	11,130,723	11,457,325	93.3%	13.0%
William A. Scripps (33)	635,962	653,337	11,130,723	11,784,060	93.3%	13.4%
William H. Scripps (34)	534,666	57,304	11,130,723	11,188,027	93.3%	12.7%
Kathy Scripps (35)	534,666	57,304	11,130,723	11,188,027	93.3%	12.7%
Scripps Family 1992 Revocable Trust, dated 06-09-92	534,666	0	11,130,723	11,130,723	93.3%	12.6%
Sam D.F. Scripps	1	0	11,130,723	11,130,723	93.3%	12.6%
Samuel Joseph Logan	1	0	11,130,723	11,130,723	93.3%	12.6%
Welland H. Scripps	1	0	11,130,723	11,130,723	93.3%	12.6%
Wesley W. Scripps	100	66	11,130,723	11,130,789	93.3%	12.6%
William A. Scripps Jr.	115	66	11,130,723	11,130,789	93.3%	12.6%

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(1)   Except as otherwise noted, does not include (a) 534,666 Common Voting Shares, which may be deemed to be beneficially owned by Mary Peirce and Elizabeth A. Logan as co-trustees on behalf of another Trust Beneficiary who is not a party to the Scripps Family Agreement, or (b) 267,333 Common Voting Shares, which may be deemed to be beneficially owned by Mary Ann S. Sanchez, as trust advisor to the Minors' Trusts, which are not parties to the Scripps Family Agreement, and, as a result, such Common Voting Shares are not subject to the Scripps Family Agreement.

(2)   Includes: (a) 730,955 Common Voting Shares held by (i) the John P. Scripps Trust under agreement dated 2/10/77 FBO Barbara Scripps Evans, (ii) the John P. Scripps Trust FBO Paul K. Scripps under agreement dated 2/10/77, (iii) the John P. Scripps Trust under agreement dated 2/10/77 FBO Peter M. Scripps, and (iv) the John P. Scripps Trust Exempt Trust under agreement dated 2/10/77, of which the Reporting Person is a co-trustee with Barbara Victoria Scripps Evans and Paul K. Scripps, and (b) 39,552 Common Voting Shares and

3,649 Class A Common Shares held by the Anne M. La Dow Trust under Agreement dated 10/27/2011, of which the Reporting Person is trustee. Such trusts are also listed as a separate Reporting Person above.

(3)   Includes 4,789 Class A Common Shares, which may be deemed to be beneficially owned by the Reporting Person as family voter of a trust that is not party to the Scripps Family Agreement.

(4)   Includes: (a) 730,955 Common Voting Shares held by (i) the John P. Scripps Trust under agreement dated 2/10/77 FBO Barbara Scripps Evans, (ii) the John P. Scripps Trust FBO Paul K. Scripps under agreement dated 2/10/77, (iii) the John P. Scripps Trust under agreement dated 2/10/77 FBO Peter M. Scripps, and (iv) the John P. Scripps Trust Exempt Trust under agreement dated 2/10/77, of which the Reporting Person is a co-trustee with Anne La Dow and Paul K. Scripps, and (b) 40,911 Common Voting Shares held by the Thomas S. Evans Irrevocable Trust under agreement dated 11/13/2012, of which the Reporting Person is the trustee. Such trusts are also listed as separate Reporting Persons above.

(5)   585,666 Common Voting Shares are held through a trust of which the Reporting Person is the sole beneficiary and has voting and investment power over such shares. Class A Common Shares include: (i) 625,415 shares held through a trust of which the Reporting Person is the sole beneficiary and has sole voting and investment power over such shares; and (ii) 90,673 restricted stock units that will vest and convert into Class A Common Shares on a one-for-one basis within 60 days after the date hereof.

(6)   Common Voting Shares include (a) 7,000 shares held by a trust of which the Reporting Person is co-trustee and (b) 3,000 shares, which may be deemed to be beneficially owned by the Reporting Person, as trust advisor to the Exempt Trust fbo Bentleigh Cardin c/u the Careen Cardin Trust dated 11/26/2018 and Exempt Trust fbo Bristol Cardin c/u the Careen Cardin Trust dated 11/26/2018.

(7)   Includes 24,955 Class A Common Shares, which may be deemed to be beneficially owned by the Reporting Person as family voter of a trust that is not party to the Scripps Family Agreement.

(8)   40,884 Common Voting Shares held by the Douglas A. Evans 2017 Trust dated 8/24/2017, of which the Reporting Person is trustee.

(9)   Includes 4,941 Class A Common Shares, which may be deemed to be beneficially owned by the Reporting Person as family voter of a trust that is not party to the Scripps Family Agreement.

(10)   Includes 534,666 Common Voting Shares and 653,204 Class A Common Shares held as a co-trustee with Mary Peirce for the benefit of another Trust Beneficiary who is not a party to the Scripps Family Agreement. The Reporting Person is not bound by the Scripps Family Agreement with respect to the shares held as co-trustee with Mary Peirce.

(11)   Consists of shares held by the Ellen M. Scripps Kaheny Revocable Trust dtd April 17, 2014, of which the Reporting Person is the trustee and sole beneficiary. Such trust is also listed as a separate Reporting Person above.

(12)   Includes 5,013 Class A Common Shares, which may be deemed to be beneficially owned by the Reporting Person as family voter of a trust that is not party to the Scripps Family Agreement.

(13)   Includes 200 Class A Common Shares held by immediate family members.

(14)   Consists of shares held by the John Peter Scripps 2013 Revocable Trust dtd December 20, 2013, of which John P. Scripps is the trustee and sole beneficiary. Such trust is also listed as a separate Reporting Person above.

(15)   Includes 30,294 Class A Common Shares, which may be deemed to be beneficially owned by the Reporting Person as family voter of a trust that is not party to the Scripps Family Agreement.

(16)   Includes 4,942 Class A Common Shares, which may be deemed to be beneficially owned by the Reporting Person as family voter of a trust that is not party to the Scripps Family Agreement.

(17)   Includes 275,000 Class A Common Shares held by a foundation over which the Reporting Person may be deemed to have voting and/or dispositive power.

(18)   Includes 66 Class A Common Shares held by Keon K. Vasquez Trust Stock Account, of which the Reporting Person is trustee.

(19)   Includes shares held by the Survivor's Trust of the La Dow Family Trust under agreement dated 6/29/2004 and the Marital Trust of the La Dow Family Trust. The Marital Trust is also listed as a separate Reporting Person above. Peter R. La Dow is the trustee of all of these trusts.

(20)   Includes 14,824 Class A Common Shares, which may be deemed to be beneficially owned by the Reporting Person as family voter of a trust that is not party to the Scripps Family Agreement.

(21)   Includes 267,333 Common Voting Shares and 326,601 Class A Common Shares, which may be deemed to be beneficially owned by the Reporting Person, as trust advisor to the Minors' Trusts, which are not parties to the Scripps Family Agreement. The Reporting Person is not bound by the Scripps Family Agreement with respect to the shares held as trust advisor to the Minors' Trusts.

(22)   Includes 534,666 Common Voting Shares and 653,204 Class A Common Shares held as a co-trustee with Elizabeth A. Logan for the benefit of another Trust Beneficiary who is a minor and is not a party to the Scripps Family Agreement. The Reporting Person is not bound by the Scripps Family Agreement with respect to the shares held as co-trustee. Class A Common Shares also includes 90,673 restricted stock units that will vest and convert into Class A Common Shares on a one-for-one basis within 60 days after the date hereof.

(23)   Common Voting Shares are held through a trust of which the Reporting Person is the sole beneficiary and has voting and investment power over such shares.

(24)   Includes 41,128 Common Voting Shares and 16,505 Class A Common Shares held by RPS Jr. Irrevocable Trust fbo Monica Holcomb, of which the Reporting Person is the beneficiary and has voting and investment power over such shares.

(25)   Includes 4,788 Class A Common Shares, which may be deemed to be beneficially owned by the Reporting Person as family voter of a trust that is not party to the Scripps Family Agreement.

(26)   Class A Common Shares and Common Voting Shares include (a) 730,955 Common Voting Shares held by (i) the John P. Scripps Trust under agreement dated 2/10/77 FBO Barbara Scripps Evans, (ii) the John P. Scripps Trust FBO Paul K. Scripps under agreement dated 2/10/77, (iii) John P. Scripps Trust under agreement dated 2/10/77 FBO Peter M. Scripps, and (iv) the John P. Scripps Trust Exempt Trust under agreement dated 2/10/77, of which the Reporting Person is a co-trustee with Barbara Victoria Scripps Evans and Anne La Dow and (b) 130,313 Class A Common Shares held by the Paul K. Scripps Family Revocable Trust U/A dated 2/7/1994, of which the Reporting Person is trustee. Such trusts listed in clause (a) are also listed as separate Reporting Persons above.

(27)   Includes shares held by (a) the Marital Trust of the La Dow Family Trust, and (b) the La Dow Family Trust under agreement dated 6/29/2004 (excluding shares already accounted for held in the Marital Trust of the La Dow Family Trust), of which the Reporting Person is the trustee. Such trusts are also listed as separate Reporting Persons above.

(28)   Class A Common Shares includes 90,673 restricted stock units that will vest and convert into Class A Common Shares on a one-for-one basis within 60 days after the date hereof.

(29)   Includes 14,826 Class A Common Shares, which may be deemed to be beneficially owned by the Reporting Person as family voter of a trust that is not party to the Scripps Family Agreement.

(30)   Includes 4,788 Class A Common Shares, which may be deemed to be beneficially owned by the Reporting Person as family voter of a trust that is not party to the Scripps Family Agreement.

(31)   Class A Common Shares include 66 shares held by the Savannah M. Brickner Trust that the Reporting Person is deemed to beneficially own.

(32)   Includes (a) 531,400 Common Voting Shares and 313,599 Class A Common shares held as trust advisor to various trusts that received distributions from the Estate of Robert P. Scripps, Jr., and (b) 14,816 Class A Common Shares, which may be deemed to be beneficially owned by the Reporting Person as family voter of a trust that is not party to the Scripps Family Agreement.

(33)   Includes 29,644 Class A Common Shares, which may be deemed to be beneficially owned by the Reporting Person as family voter of a trust that is not party to the Scripps Family Agreement.P

(34)   Includes 534,666 Common Voting Shares held in the Scripps Family 1992 Revocable Trust dated 06-09-92 of which the Reporting Person and Kathy Scripps, his wife, are co-trustees; however, Kathy Scripps does not have power to vote the Common Voting Shares but may be deemed to have such power due to the Reporting Person's voting power. Such trust is also listed as a separate Reporting Person. Class A Common Shares also includes 56,904 shares held by a charitable foundation over which the Reporting Person may be deemed to share control.

(35)   Includes 534,666 Common Voting Shares held in the Scripps Family 1992 Revocable Trust dated 06-09-92, of which the Reporting Person and William H. Scripps, her husband, are co-trustees. Such trust is also listed as a separate Reporting Person. The Reporting Person does not have voting power over these Common Voting Shares, but may be deemed to have such power due to William H. Scripps' voting power. Class A Common Shares also include: (a) 400 shares held directly by William H. Scripps, her husband; and (b) 56,904 shares held by a charitable foundation over which the Reporting Person may be deemed to share control.